Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: April 28, 2022

DATABOOK Financial Results for Fiscal Year Ending March 31, 2022 April 27, 2022 Monex Group TSE Prime: 8698

This is an English translation of Japanese presentation material prepared in connection with the disclosure of the financial results of Monex Group, Inc . It includes information derived from the consolidated financial statements of Monex Group, Inc . which are prepared in accordance with International Financial Reporting Standards (“ IFRSs”) . This material is not intended to recommend, conduct solicitation for any product or service, etc . <Forward - looking Statements> This presentation material contains forward - looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us . These forward - looking statements are subject to various risks and uncertainties . Generally, these forward - looking statements can be identified by the use of terms such as "may" "will" "expect" "anticipate" "estimate" "plan" and other similar words . These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition and state other "forward - looking" information . Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward - looking statement . Table of Contents P.1 I. Market & Transaction Data P.2 ~ P. 6 II. Financial Data P.7 ~ P.23 1 © Monex Group, Inc.

II. Financial Data 7 © Monex Group, Inc.

Quarterly financial results by segment (Reclassified) Crypto Asset Segment

(JPY million)

MONEX GROUP

	FYE Mar.2021	FYE Mar.2022			
	4Q	1Q	2Q	3Q	4Q
Brokerage commissions	22	12	7	8	5
Stocks and ETFs	-	-	-	-	-
Options and Futures	-	-	-	-	-
Cryptocurrency	22	12	7	8	5
Underwriting and distribution commissions	-	-	-	-	-
Subscription and distribution commissions	-	-	-	-	-
Other commissions	446	459	565	323	116
Margin forex trades commissions (OTC)	-	-	-	-	-
Margin transaction management fee / transfer fee	-	-	-	-	-
Mutual funds agency commissions	-	-	-	-	-
Others	446	459	565	323	116
Net trading income	13,751	12,171	7,074	4,447	2,451
Financial income	-	-	-	-	-
Sales	-	-	132	237	581
Other operating income	14	98	-67	36	19
Total operating revenue	14,233	12,739	7,711	5,051	3,172
Financial expenses	1	1	1	1	2
Cost of sales	-	-	14	23	13
Total operating revenue after deducting financial expenses and cost of sales	14,233	12,739	7,695	5,027	3,160
Selling, general and administrative expenses	4,005	3,752	2,934	3,910	4,313
The amount equivalent to operating income	10,227	8,987	4,761	1,118	- 1,153
Other income	-1	10	77	-1	54
Other expenses	3,610	1	7	1	-27
Quarterly profit before income taxes	6,617	8,996	4,831	1,116	-1,072
Income taxes	2,820	2,848	1,489	354	-528
Quarterly profit	3,797	6,148	3,341	762	-544

	FYE Mar.2021	FYE Mar.2022			
	4Q	1Q	2Q	3Q	4Q
Transaction-related expenses	2,028	1,854	1,568	2,387	1,343
Commissions paid	284	270	169	214	102
Exchange and association dues	-	-	-	-	-
Communication, freight and information expenses	111	138	135	171	183
Advertising expenses	1,629	1,441	1,259	1,992	1,053
Others	4	5	5	10	6
Compensation and benefits	839	783	479	582	2,018
Rental and maintenance	2	5	6	6	6
Rental expenses	1	5	6	6	6
Maintenance expenses	1	-	0	0	0
Data processing and office supplies	120	176	181	186	160
Data processing	120	176	181	186	160
Office supplies	-	-	-	-	-
Amortization and depreciation	98	97	100	103	300
Taxes other than income taxes	151	128	69	26	14
Other operating expenses	767	711	531	621	471
Total selling, general and administrative expenses	4,005	3,752	2,934	3,910	4,313
Gain or loss on valuation of investments in securities	-	-	-	-	-
Gain or loss on sales of investments in securities	-	-	-	-	-
Dividends income	-	-	-	-	-
Loss on disposal on fixed assets	-	-	-	-	-
Change in Fair value of Contingent consideration	-3,571	-	-	-	-
Equity in profits or losses of equity method investments	-	-	-	-	-
Impairment loss on non-financial assets	-	-	-	-	-
Others	-40	9	70	-2	81
Total of other income and expenses	-3,611	9	70	-2	81

© Monex Group, Inc.

13

Yearly financial results by segment (Reclassified) Crypto Asset Segment

(JPY million)

MONEX GROUP

	FYE Mar.2021	FYE Mar.2022	Variance	Change
Brokerage commissions	40	31	-10	-23.8%
Stocks and ETFs	-	-	-	-
Options and Futures	-	-	-	-
Cryptocurrency	40	31	-10	-23.8%
Underwriting and distribution commissions	-	-	-	-
Subscription and distribution commissions	-	-	-	-
Other commissions	812	1,463	651	80.1%
Margin forex trades commissions (OTC)	-	-	-	-
Margin transaction management fee / transfer fee	-	-	-	-
Mutual funds agency commissions	-	-	-	-
Others	812	1,463	651	80.1%
Net trading income	19,960	26,144	6,185	31.0%
Financial income	-	-	-	-
Sales	-	950	950	-
Other operating income	14	85	71	498.3%
Total operating revenue	20,826	28,673	7,847	37.7%
Financial expenses	5	1	-4	-76.1%
Cost of sales		51	51	-
Total operating revenue after deducting financial expenses	20,822	28,621	7,799	37.5%
Selling, general and administrative expenses	7,129	14,909	7,780	109.1%
The amount equivalent to operating income	13,693	13,712	20	0.1%
Other income	5	139	134	2,436.8%
Other expenses	3,831	-18	-3,849	-100.5%
Profit before income taxes	9,868	13,870	4,002	40.6%
Income taxes	3,398	4,163	765	22.5%
Profit	6,469	9,707	3,238	50.0%

	FYE Mar.2021	FYE Mar.2022	Variance	Change
Transaction-related expenses	2,878	7,151	4,274	148.5%
Commissions paid	485	755	269	55.5%
Exchange and association dues	-	-	-	-
Communication, freight and information expenses	322	627	304	94.3%
Advertising expenses	2,055	5,745	3,690	179.6%
Others	15	25	10	64.7%
Compensation and benefits	2,047	3,861	1,814	88.6%
Rental and maintenance	3	22	20	761.7%
Rental expenses	2	22	20	1,009.6%
Maintenance expenses	1	1	0	3.0%
Data processing and office supplies	328	703	375	114.1%
Data processing	328	703	375	114.1%
Office supplies	-	-	-	-
Amortization and depreciation	368	600	232	63.2%
Taxes other than income taxes	222	237	15	6.9%
Other operating expenses	1,284	2,333	1,049	81.7%
Total selling, general and administrative expenses	7,129	14,909	7,780	109.1%
Gain or loss on valuation of investments in securities	-	-	-	-
Gain or loss on sales of investments in securities	-	-	-	-
Dividends income	-	-	-	-
Loss on disposal on fixed assets	-	-	-	-
Change in Fair value of Contingent consideration	-3,788	-	3,788	-
Equity in profits or losses of equity method investments	-	-	-	-
Impairment loss on non-financial assets	-	-	-	-
Others	-37	157	194	-
Total of other income and expenses	-3,825	157	3,983	-

© Monex Group, Inc.
20

Disclaimer

MONEX GROUP

About TradeStation Group

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation's current views with respect to, among other things, the future operations and financial performance of TradeStation. Forward-looking statements in this communication may be identified by the use of words such as "anticipating," "believes," "can," "continue," "continuously," "enhance," "expects," "hope," "in progress," "intends," "may," "over time," "planned," "seeks," "should," "strategic," "target," "think," "try," "try to," "will" and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation's efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading-related revenue generated, (iii) the success, or lack thereof, of TradeStation's crypto account-opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation's planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal fund target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase. The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Any forward-looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Trademarks, Trade Names and Service Marks

This presentation includes trademarks, trade names and service marks that are the property of their respective owners, and are protected under applicable intellectual property laws.

Proposed Business Combination

As previously announced, TradeStation Group, Inc. (the "Company") and Quantum FinTech Acquisition Corporation ("Quantum") have entered into agreements to effect a business combination (the "Business Combination"). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation.

In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") that includes a proxy statement / prospectus relating to the offer of the securities to be issued to Quantum. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about the Company, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination once such documents are filed with the SEC, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and the Company, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum's filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including the Company's directors and executive officers and certain investors, is contained in the Registration Statement for the Business Combination.

About Coincheck

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.
Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

© Monex Group, Inc. www.monexgroup.jp/